SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 27th of October 2005, for third quarter, 2005
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F : ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes : ☐	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

27.10.05 08:10 Marked=OB TEL TELENOR ASA THIRD QUARTER 2005 RESULTS
The third quarter of 2005 showed a growth in revenues for the Telenor Group of 13% to NOK 17,641 million compared to the third quarter of 2004. EBITDA before other income and expenses was NOK 6,598 million. Profit before taxes and minority interests was NOK 3,785 million. Telenor`s net income was NOK 2,200 million. Capital expenditure amounted to NOK 3,720 million. The net interest-bearing liabilities was NOK 21,838 million.
The third quarter of 2005 showed a gowth in revenues for the Telenor Group of 13% to NOK 17.6 billion compared to the third quarter of 2004. Profit before taxes and minority interests was NOK 3.8 billion.
Telenor`s net income was NOK 2,200 million. Net income per share for the third quarter of 2005 was NOK 1.30.
EBITDA before other income and expenses was NOK 6,598 million. The mobile operations contributed to the increased EBITDA-margin.
The number of subscriptions in the consolidated mobile operations at the end of the third quarter was 27.9 million.
Capital expenditure amounted to NOK 3,720 million and increased due to strong customer growth in the international mobile operations. An ownership interest in a satellite was acquired in the third quarter of 2004.
Bredbandsbolaget Holding AB in Sweden and Cybercity A/S in Denmark were acquired for considerations of NOK4.5 billion and NOK 1.3 billion respectively. In addition Telenor acquired net interest-bearing liabilities of NOK 1.1 billion. Brebandsbolaget Holding AB in Sweden and Cybercity A/S in Denmark were consolidated as of 8 July and 5 July, respectively.
In the third quarter of 2005, and in accordance with the authority granted by Telenor`s General Meeting of 20 May 2005, Telenor purchased 7,430,000 of its own shares in the market for NOK 425 million.
On 26 October, Thai Telco Holdings (TTH), a 49% subsidiary of Telenor, completed the purchase of a 39.9% stake in United Telecommunications Industry PCL (UCOM) for a cash consideration of THB 9.2 billion. UCOM holds a 41.6% ownership interest in the Thai mobile company Total Access

Communication PCL (DTAC). Prior to this acquisition, Telenor had an ownership interest of 29.9% in DTAC and 24.9% in UCOM, and Telenor will consolidate DTAC and UCOM from the fourth quarter of 2005.
OUTLOOK FOR 2005
Telenor maintains its outlook for 2005 as presented in Telenor`s report for the second quarter of 2005.
Compared to 2004, a continued high growth in revenues and EBITDA is expected for the mobile operations as a whole.
In Fixed Norway, revenues and EBITDA are expected to continue to decrease. The strong growth in the number of ADSL subscriptions is expected to continue, but this does not fully offset the expected decrease in revenues from PSTN/ISDN. In Broadcast, we expect EBITDA in line with 2004. High capital expenditure is expected in the fourth quarter of 2005, in which capital expenditure as a proportion of revenues is expected to slightly exceed 2004 levels. An increasing share of Telenor`s revenues and results come from operations outside Norway. Currency fluctuations will to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, might also influence the results.
Compared to 2004, Telenor expects that overall profits, adjusted for special items, will grow in 2005.
27.10.05 08:48 Market=OB TEL PRESENTATION MATERIAL presentation material
Attached is the presentation material from Telenor ASA
27.10.05 14:09 Market=OB TEL FINANCIAL REPORTING FROM TELENOR IN 2006
Telenor intends to presents its financial reports in 2006 and keep its Annual General Meeting according to this plan:
Thursday 16th February: results for the 4th quarter and year 2005 results.
Thursday 4th May: results for the 1st quarter 2006.
Tuesday 23rd May: Annual General Meeting.
Friday 21st July: results for the 2nd quarter 2006.

Thursday 26th October: results for the 3rd quarter 2006.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Trond Westlie
(sign.)
Title: CFO
Date: 27th of October, 2005

THIRD QUARTER 2005
The third quarter of 2005 showed a growth in revenues for the Telenor Group of 13% to NOK 17.6 billion compared to the third quarter of 2004. Profit before taxes and minority interests was NOK 3.8 billion.

Telenor Group third quarter 2005
KEY POINTS IN THE QUARTER *)
•	Revenue growth of 13% — an underlying growth of 10% **)

•	The EBITDA margin before other income and expenses increased to 37.4%

•	The mobile operations showed continued strong growth and maintained their market positions

•	Telenor strengthened its position in DTAC in Thailand
KEY FIGURES

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues	17,641	15,608	49,453	45,079	60,701
Revenues — growth (%)	13.0	15.9	9.7	14.9	14.8
EBITDA before other income and expenses 1)	6,598	5,672	17,247	16,269	21,367
EBITDA before other income and expenses/Revenues (%)	37.4	36.3	34.9	36.1	35.2
EBITDA	6,378	5,655	17,114	16,401	20,957
EBITDA/Revenues (%)	36.2	36.2	34.6	36.4	34.5
Adjusted operating profit 1)	3,696	2,953	8,890	8,335	10,730
Adjusted operating profit/Revenues (%)	21.0	18.9	18.0	18.5	17.7
Operating profit	3,472	2,895	8,756	8,422	6,789
Operating profit/Revenues (%)	19.7	18.5	17.7	18.7	11.2
Associated companies	435	331	1,168	846	986
Profit before taxes and minority interests	3,785	2,988	9,925	11,004	9,296
Net income	2,200	1,683	5,951	6,523	5,677
Net income per share in NOK (basic), excluding treasury shares	1.30	0.97	3.47	3.72	3.25
Net income per share in NOK (diluted), excluding treasury shares	1.29	0.97	3.46	3.72	3.25
Net interest-bearing liabilities			21,838	20,596	19,195

Investments:
Capex 2)	3,720	3,140	10,003	8,623	12,745
Investments in businesses 3)	5,824	644	6,138	4,687	5,809

1)	For reconciliation of EBITDA before other income and expenses and adjusted operating profit, see the table “Reconciliations” on page 20.

2)	Capex is investments in tangible and intangible assets.

3)	Comprises acquisitions of shares and participations, including acquisitions of subsidiaries and businesses not organised as separate companies.

*)	Compared to the third quarter of 2004, if not otherwise stated.

**)	Underlying growth is defined as revenue growth adjusted for the effects of acquisition and disposal of operations, and currency effects.

•	Telenor’s net income was NOK 2,200 million. Net income per share for the third quarter of 2005 was NOK 1.30.

•	EBITDA before other income and expenses was NOK 6,598 million. The mobile operations contributed to the increased EBITDA-margin.

•	The number of subscriptions in the consolidated mobile operations at the end of the third quarter was 27.9 million.

•	Capital expenditure amounted to NOK 3,720 million and increased due to strong customer growth in the international mobile operations. An ownership interest in a satellite was acquired in the third quarter of 2004.

•	Bredbandsbolaget Holding AB in Sweden and Cybercity A/S in Denmark were acquired for considerations of NOK4.5 billion and NOK 1.3 billion respectively. In addition Telenor acquired net interest-bearing liabilities of NOK 1.1 billion. Brebandsbolaget Holding AB in Sweden and Cybercity A/S in Denmark were consolidated as of 8 July and 5 July, respectively.

•	In the third quarter of 2005, and in accordance with the authority granted by Telenor’s General Meeting of 20 May 2005, Telenor purchased 7,430,000 of its own shares in the market for NOK 425 million.

•	On 26 October, Thai Telco Holdings (TTH), a 49% subsidiary of Telenor, completed the purchase of a 39.9% stake in United Telecommunications Industry PCL (UCOM) for a cash consideration of THB 9.2 billion. UCOM holds a 41.6% ownership interest in the Thai mobile company Total Access Communication PCL (DTAC). Prior to this acquisition, Telenor had an ownership interest of 29.9% in DTAC and 24.9% in UCOM, and Telenor will consolidate DTAC and UCOM from the fourth quarter of 2005.

KEY FIGURES OPERATIONS
Revenues

	Third quarter			First three quarters			Year
(NOK in millions)	2005	2004	Growth	2005	2004	Growth	2004	Growth

Telenor Mobil — Norway	3,121	3,009	3.7%	9,008	8,767	2.7%	11,730	7.5%
Sonofon — Denmark	1,356	1,266	7.1%	3,857	3,161	22.0%	4,404	nm
Kyivstar — Ukraine	2,076	1,229	68.9%	4,882	3,035	60.9%	4,219	60.2%
Pannon GSM — Hungary	1,583	1,552	2.0%	4,496	4,397	2.3%	5,907	10.0%
DiGi.Com — Malaysia	1,285	1,048	22.6%	3,480	2,942	18.3%	3,946	24.2%
GrameenPhone — Bangladesh	775	598	29.6%	2,120	1,616	31.2%	2,186	42.3%
Other mobile operations	324	143	126.6%	728	244	198.4%	423	233.1%
Fixed	4,964	4,675	6.2%	14,288	14,475	-1.3%	19,256	-6.1%
Broadcast	1,392	1,330	4.7%	4,183	3,971	5.3%	5,346	11.4%
Other operations	2,420	2,296	5.4%	7,429	7,079	4.9%	9,540	-7.2%
Eliminations	(1,655)	(1,538)	nm	(5,018)	(4,608)	nm	(6,256)	nm
Total revenues	17,641	15,608	13.0%	49,453	45,079	9.7%	60,701	14.8%

EBITDA

		Third quarter				First three quarters			Year
(NOK in millions)	2005	Margin 1)	2004	Margin 1)	2005	Margin 1)	2004	Margin 1)	2004	Margin 1)

Telenor Mobil — Norway	1,218	39.0%	1,103	36.7%	3,285	36.5%	3,186	36.3%	4,305	36.7%
Sonofon — Denmark	307	22.6%	260	20.5%	868	22.5%	665	21.0%	681	15.5%
Kyivstar — Ukraine	1,148	55.3%	772	62.8%	2,691	55.1%	1,869	61.6%	2,581	61.2%
Pannon GSM — Hungary	650	41.1%	561	36.1%	1,651	36.7%	1,673	38.0%	2,093	35.4%
DiGi.Com — Malaysia	560	43.6%	453	43.2%	1,510	43.4%	1,289	43.8%	1,732	43.9%
GrameenPhone — Bangladesh	441	56.9%	383	64.0%	1,104	52.1%	975	60.3%	1,313	60.1%
Other mobile operations	(175)	nm	(20)	nm	(393)	nm	(94)	nm	(712)	nm
Fixed	1,430	28.8%	1,515	32.4%	4,342	30.4%	4,778	33.0%	6,338	32.9%
Broadcast	394	28.3%	425	32.0%	1,185	28.3%	1,166	29.4%	1,498	28.0%
Other operations	423	17.5%	203	8.8%	897	12.1%	893	12.6%	1,114	11.7%
Eliminations	(18)	nm	—	nm	(26)	nm	1	nm	14	nm
Total EBITDA	6,378	36.2%	5,655	36.2%	17,114	34.6%	16,401	36.4%	20,957	34.5%

1)	EBITDA as a percentage of revenues.

Operating profit

		Third quarter				First three quarters			Year
(NOK in millions)	2005	Margin 1)	2004	Margin 1)	2005	Margin 1)	2004	Margin 1)	2004	Margin 1)

Telenor Mobil — Norway	990	31.7%	833	27.7%	2,604	28.9%	2,401	27.4%	3,228	27.5%
Sonofon — Denmark	(1)	nm	(109)	nm	(121)	nm	(248)	nm	(3,799)	nm
Kyivstar — Ukraine	826	39.8%	627	51.0%	1,807	37.0%	1,471	48.5%	2,026	48.0%
Pannon GSM — Hungary	355	22.4%	235	15.1%	762	16.9%	690	15.7%	777	13.2%
DiGi.Com — Malaysia	304	23.7%	222	21.2%	743	21.4%	603	20.5%	831	21.1%
GrameenPhone — Bangladesh	334	43.1%	325	54.3%	831	39.2%	832	51.5%	1,095	50.1%
Other mobile operations	(282)	nm	(47)	nm	(659)	nm	(136)	nm	(903)	nm
Fixed	558	11.2%	660	14.1%	1,978	13.8%	2,072	14.3%	2,725	14.2%
Broadcast	261	18.8%	252	18.9%	771	18.4%	632	15.9%	750	14.0%
Other operations	165	6.8%	(74)	nm	127	1.7%	120	1.7%	96	1.0%
Eliminations	(38)	nm	(29)	nm	(87)	nm	(15)	nm	(37)	nm
Total operating profit	3,472	19.7%	2,895	18.5%	8,756	17.7%	8,422	18.7%	6,789	11.2%

1)	Operating profit as a percentage of revenues.
As of 1 January 2005, Telenor’s unaudited interim consolidated financial statements are prepared according to International Financial Reporting Standards (IFRS) according to IAS 34 “Interim Financial Reporting”. As a consequence of the transition to IFRS, certain of Telenor’s accounting principles have been changed compared to Telenor’s financial statements for the year and quarters of 2004, which were prepared according to Norwegian Generally Accepted Accounting Principles (N GAAP). The figures for the comparable periods of 2004 have been restated to comply with IFRS. The main changes are discussed in the first quarter report for 2005. Accounting figures and key figures for periods prior to 2004 have not been restated to comply with IFRS. Reference is made to Telenor’s first quarter report and second quarter report for 2005 for discussions related to the first and second quarter of 2005.

TELENOR’S OPERATIONS
The statements below are related to of Telenor’s development in the third quarter of 2005 compared to the third quarter of 2004, if not otherwise stated.
MOBILE OPERATIONS
TELENOR MOBIL — NORWAY

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	2,098	2,044	6,028	5,858	7,879
Interconnection revenues	441	403	1,300	1,183	1,613
Mobile revenues company’s subscriptions	2,539	2,447	7,328	7,041	9,492

Other mobile revenues	484	434	1,299	1,143	1,513
Total mobile revenues	3,023	2,881	8,627	8,184	11,005

Non-mobile revenues	98	128	381	583	725
Total revenues 1)	3,121	3,009	9,008	8,767	11,730

1) Of which internal revenues	299	311	890	937	1,226

EBITDA	1,218	1,103	3,285	3,186	4,305
Depreciation and amortization 1)	224	267	667	781	1,062
Write-downs	4	3	14	4	15
Operating profit	990	833	2,604	2,401	3,228

1) Of which amortization of Telenor’s net excess values	1	—	3	—	1

EBITDA/Total revenues (%)	39.0	36.7	36.5	36.3	36.7
Operating profit/Total revenues (%)	31.7	27.7	28.9	27.4	27.5
Capex	220	332	757	801	973
ARPU — monthly (NOK)	314	328	306	325	323
No. of subscriptions (in thousands)			2,736	2,562	2,645

•	The number of subscriptions increased by 49,000 during the third quarter of 2005.

•	At the end of the third quarter of 2005, Telenor Mobil’s estimated market share was 56%, in line with the end of the second quarter of 2005.

•	The decrease in ARPU was primarily due to price reductions.

•	Mobile revenues increased by 4.9%. Revenues from subscriptions and traffic were positively affected by a higher number of subscriptions, but were partially offset by reduced prices on subscription, voice and SMS. Interconnection revenues increased due to the increased number of subscriptions. Other mobile revenues increased due to higher revenues from the sale of capacity on a wholesale basis.

•	Non-mobile revenues decreased due to lower sales of customer equipment.

•	The improvement in the EBITDA margin to 39.0% was primarily due to increased revenues and lower costs associated with sales and marketing activities due to slower market growth.

•	The decrease in depreciation and amortization was partially due to an estimated extension of the useful life of certain assets from 1 January 2005.

•	The decrease in capital expenditure was primarily due to lower investments related to GSM, UMTS and development projects.

•	In September 2005, the Norwegian regulatory authorities decided to reduce interconnection charges in the Norwegian market for mobile telephony. From 1 November 2005, Telenor Mobil’s interconnection charges, including set-up call fee, will be reduced by NOK 0.05 to NOK 0.68 and from 1 July 2006, the interconnection charges will be reduced by a further NOK 0.03 to NOK 0.65. Telenor Mobil has appealed the decision.

•	The GSM 900 licence, which was due to expire on 1 November 2005, has been renewed until 31 December 2017. This will involve capital expenditure of approximately NOK 190 million in the fourth quarter of 2005.

SONOFON — DENMARK

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	600	541	1,766	1,311	1,813
Interconnection revenues	325	274	953	694	986
Mobile revenues company’s subscriptions	925	815	2,719	2,005	2,799

Other mobile revenues	181	170	482	428	571
Total mobile revenues	1,106	985	3,201	2,433	3,370

Non-mobile revenues	250	281	656	728	1,034
Total revenues 1)	1,356	1,266	3,857	3,161	4,404

1) Of which internal revenues	43	21	98	33	53

EBITDA	307	260	868	665	681
Depreciation and amortization 1)	308	369	989	913	1,190
Write-downs 2)	—	—	—	—	3,290
Operating loss	(1)	(109)	(121)	(248)	(3,799)

1) Of which amortization of Telenor’s net excess values	131	160	422	395	551
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	3,075

EBITDA/Total revenues (%)	22,6	20,5	22,5	21,0	15,5
Capex	137	102	305	312	388
Investments in business	—	—	—	3,786	3,786
ARPU — monthly (NOK)	243	219	242	234	227
No. of subscriptions (in thousands)			1,261	1,253	1,275

The Norwegian Krone appreciated against the Danish Krone by approximately 6% in the third quarter of 2005 compared to the third quarter of 2004.
•	The number of subscriptions increased by 11,000 in the third quarter of 2005.

•	At the end of the third quarter of 2005, Sonofons estimated market share was 26%, in line with the end of the second quarter of 2005.

•	Measured in local currency, ARPU increased by 19%, primarily due to an increase in average usage (average minutes per subscription — AMPU) as a consequence of a restructuring of the subscriber base.

•	Measured in local currency, mobile revenues increased by approximately 20%, primarily due to an increase in ARPU.

•	The decrease in non-mobile revenues is primarily due to lower revenues from the sale of customer equipment.

•	Measured in local currency, EBITDA increased by 26%, primarily due to higher revenues. The increase in the EBITDA margin was primarily due to reduced costs related to sales and marketing activities. The third quarter of 2004 was positively affected by capitalized costs that were expensed in the fourth quarter of 2004.

•	The increase in capital expenditure was due to further development of the GSM network.

KYIVSTAR — UKRAINE

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	1,437	838	3,402	2,151	2,961
Interconnection revenues	541	319	1,282	741	1,068
Mobile revenues company’s subscriptions	1,978	1,157	4,684	2,892	4,029

Other mobile revenues	72	54	125	97	122
Total mobile revenues	2,050	1,211	4,809	2,989	4,151

Non-mobile revenues	26	18	73	46	68
Total revenues 1)	2,076	1,229	4,882	3,035	4,219

1) Of which internal revenues	2	1	5	1	2

EBITDA	1,148	772	2,691	1,869	2,581
Depreciation and amortization 1)	322	145	884	398	555
Write-downs	—	—	—	—	—
Operating profit	826	627	1,807	1,471	2,026

1) Of which amortization of Telenor’s net excess values	24	24	69	72	93

EBITDA/Total revenues (%)	55.3	62.8	55.1	61.6	61.2
Operating profit/Total revenues (%)	39.8	51.0	37.0	48.5	48.0
Capex	1,106	687	2,760	1,584	2,608
Investments in businesses	—	—	—	35	35
ARPU — monthly (NOK)	66	95	60	91	85
No. of subscriptions (100% in thousands)			10,943	4,856	6,252

At the end of the third quarter of 2005, Telenor’s ownership interest in Kyivstar was 56.5%. Compared to the third quarter of 2004, the Norwegian Krone was stable against the Ukrainian Hryvnia in the third quarter of 2005.
•	The strong subscription growth continued in the third quarter of 2005 with an increase of 1.6 million subscriptions. Compared to the third quarter of 2004, the number of subscriptions was more than doubled, with a total increase of 6.1 million.

•	At the end of the third quarter, Kyivstar was the market leader in Ukraine with an estimated market share of 47%. The market share decreased by 1 percentage point during the quarter.

•	The decrease in ARPU was due to price reductions. Despite the fact that new customers on average have lower average usage (AMPU) than existing customers, AMPU increased by 9%. The development in 2005 partially reflects the seasonal patterns; the development in the second and third quarters are normally stronger than the first and fourth quarters.

•	Measured in local currency, revenues increased by 71%, primarily due to the increased number of subscriptions. This was partially offset by price reductions.

•	The decrease in the EBITDA margin was primarily due to a decrease in prices and a significant increase in costs associated with sales and marketing activities as a result of strong customer growth. EBITDA, measured in local currency, increased by 51%.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters, and the fact that some network components are likely to require replacement earlier than originally anticipated, due to the strong growth the company is experiencing.

•	Increased capital expenditure was due to network investments required by the increase in subscriptions and traffic volumes. Capital expenditure is expected to increase further in the fourth quarter.

PANNON GSM — HUNGARY

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	1,025	1,005	2,808	2,749	3,669
Interconnection revenues	416	423	1,304	1,289	1,731
Mobile revenues company’s subscriptions	1,441	1,428	4,112	4,038	5,400

Other mobile revenues	52	46	124	110	142
Total mobile revenues	1,493	1,474	4,236	4,148	5,542

Non-mobile revenues	90	78	260	249	365
Total revenues 1)	1,583	1,552	4,496	4,397	5,907

1) Of which internal revenues	2	—	6	3	6

EBITDA	650	561	1,651	1,673	2,093
Depreciation and amortization 1)	294	326	886	983	1,295
Write-downs	1	—	3	—	21
Operating profit	355	235	762	690	777

1) Of which amortization of Telenor’s net excess values	86	91	261	269	358

EBITDA/Total revenues (%)	41.1	36.1	36.7	38.0	35.4
Operating profit/Total revenues (%)	22.4	15.1	16.9	15.7	13.2
Capex	150	121	502	346	1,166
ARPU — monthly (NOK)	166	184	162	173	173
No. of subscriptions (100% in thousands)			2,856	2,595	2,770

Compared to the third quarter of 2004, the Norwegian Krone appreciated against the Hungarian Forint by approximately 7% in the third quarter of 2005.
•	The number of contract subscriptions increased by 53,000 during the third quarter, while total subscriptions increased by 32,000. Compared to the third quarter of 2004, the number of contract subscriptions increased by 253,000. During the same period, the share of contract subscriptions increased from 27% to 34%.

•	At the end of the third quarter of 2005, Pannon GSM’s estimated market share was 34%, in line with the previous quarter.

•	Measured in local currency, ARPU decreased by approximately 4%, primarily due to lower average prices and reduced interconnection charges. This was partially offset by increased average usage (AMPU).

•	Measured in local currency, revenues increased by 7% due to increased number of subscriptions and a higher share of contract subscriptions, partially offset by decreased ARPU.

•	The increase in the EBITDA margin was primarily due to increased revenues and lower costs relating to sales and marketing activities. EBITDA, measured in local currency increased by 22%. Adjusted for accruals between the quarters and net losses on disposal, the EBITDA margin was approximately 39%. During the third quarter of 2005, a reversal of previously expensed Universal Service Obligations for 2003 was undertaken, as a consequence of a court ruling in favour of Pannon, which determined that the fee was not applicable.

•	Depreciation and amortization decreased due to certain fixed assets being fully depreciated and due to an estimated increase in the useful life of certain assets from 1 January 2005.

•	In July 2005, the regulatory authorities in Hungary decided to reduce interconnection charges for all mobile operators with retroactive effect from 25 May 2005. Pannon’s interconnection charges were reduced by approximately 10%.

DIGI.COM — MALAYSIA

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	1,035	751	2,751	2,055	2,794
Interconnection revenues	155	144	435	428	571
Mobile revenues company’s subscriptions	1,190	895	3,186	2,483	3,365

Other mobile revenues	18	17	47	52	65
Total mobile revenues	1,208	912	3,233	2,535	3,430

Non-mobile revenues	77	136	247	407	516
Total revenues 1)	1,285	1,048	3,480	2,942	3,946

1) Of which internal revenues	1	1	2	3	3

EBITDA	560	453	1,510	1,289	1,732
Depreciation and amortization 1)	255	231	765	686	901
Write-downs	1	—	2	—	—
Operating profit	304	222	743	603	831

1) Of which amortization of Telenor’s net excess values	13	18	47	55	72

EBITDA/Total revenues (%)	43.6	43.2	43.4	43.8	43.9
Operating profit/Total revenues (%)	23.7	21.2	21.4	20.5	21.1
Capex	310	228	596	493	920
ARPU — monthly (NOK)	100	110	97	110	107
No. of subscriptions (100% in thousands)			4,187	2,804	3,239

At the end of the third quarter of 2005, Telenor’s ownership interest in DiGi was 61.0%. Compared to the third quarter of 2004, the Norwegian Krone appreciated against the Malayan Ringgit by approximately 5% in the third quarter of 2005.
•	The number of subscriptions increased by 422,000 during the third quarter of 2005, reaching 4.2 million at the end of the quarter. The increase from the end of the third quarter of 2004 was 1.4 million.

•	DiGi’s estimated market share increased to above 23%, compared to 22% at the end of the previous quarter.

•	Measured in local currency, ARPU decreased by 5%, primarily due to price reductions, partially offset by an increase in average usage (AMPU).

•	Measured in local currency, revenues increased by 30%. Measured in local currency, revenues from subscription and traffic increased by 46%, primarily due to the higher subscription base. Interconnection revenues showed lower growth as an increasing share of the mobile traffic in the Malayan market is kept within the operators’ own networks (on-net traffic).

•	Measured in local currency, non-mobile revenues decreased due to lower volumes and price reductions.

•	The EBITDA margin was maintained, while EBITDA, measured in local currency, increased by 31%.

•	Depreciation and amortization increased mainly as a result of a decrease in the estimated useful life of certain assets from 1 January 2005.

•	Capital expenditure was related to investments in the network due to increased usage, a higher subscriber base and improved coverage. A further increase in capital expenditure is expected in the fourth quarter.

GRAMEENPHONE — BANGLADESH

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	715	565	1,972	1,535	2,064
Interconnection revenues	52	26	125	55	90
Mobile revenues company’s subscriptions	767	591	2,097	1,590	2,154

Other mobile revenues	6	5	16	18	24
Total mobile revenues	773	596	2,113	1,608	2,178

Non-mobile revenues	2	2	7	8	8
Total revenues 1)	775	598	2,120	1,616	2,186

1) Of which internal revenues	—	—	—	—	—

EBITDA	441	383	1,104	975	1,313
Depreciation and amortization	107	58	273	143	215
Write-downs	—	—	—	—	3
Operating profit	334	325	831	832	1,095

EBITDA/Total revenues (%)	56.9	64.0	52.1	60.3	60.1
Operating profit/Total revenues (%)	43.1	54.3	39.2	51.5	50.1
Capex	590	418	1,443	836	1,318
Investments in businesses	—	—	—	—	298
ARPU — monthly (NOK)	65	103	72	110	104
No. of subscriptions (100% in thousands)			4,215	2,024	2,388

At the end of the third quarter of 2005, Telenor’s ownership interest in GrameenPhone was 62.0%. Compared to the third quarter of 2004, the Norwegian Krone appreciated against the Bangladeshi Taka by approximately 13% in the third quarter of 2005.
•	The number of subscriptions increased by 511,000 during the third quarter of 2005, reaching 4.2 million at the end of the quarter. Compared to the third quarter of 2004, the number of subscriptions more than doubled, with an increase of 2.2 million subscriptions.
•	At the end of the third quarter of 2005, GrameenPhone’s estimated market share was 62%, in line with the previous quarter.
•	Measured in local currency, ARPU decreased by 27%, primarily due to strong customer growth and the fact that new customers on average have lower average usage (AMPU) than existing customers, as well as a decrease in average prices.
•	Measured in local currency, revenues increased by 51%, primarily due to the increased number of subscriptions.
•	The decrease in the EBITDA margin was primarily due to increased sales and acquisition costs as a result of the competition, with significantly higher customer growth compared to the third quarter of 2004. Measured in local currency, EBITDA increased by 34% primarily due to increased revenues. The increased EBITDA margin, compared to the second quarter of 2005, was primarily due to a reduction in costs related to sales and marketing activities, partially as a consequence of lower customer growth.
•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters.

•	Increased capital expenditure was due to the extension of mobile coverage in new regions and increased mobile network capacity due to strong subscription growth.

•	The Bangladesh Telecommunication Regulatory Commission had in the second quarter of 2005 requested that GrameenPhone pay royalty and license fees on handsets according to the license requirements. The legitimacy and amount of the request for payment has not yet been clarified. Telenor is of the opinion that necessary provisions have been made.

OTHER MOBILE OPERATIONS

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
Telenor Pakistan	76	—	125	—	—
ProMonte GSM	180	82	407	82	200
Telenor Mobile Sweden	68	61	196	162	223
Total revenues 1)	324	143	728	244	423

1) Of which internal revenues	42	27	110	62	88

EBITDA
Telenor Pakistan	(134)	(20)	(439)	(33)	(78)
ProMonte GSM	98	45	213	45	91
Telenor Mobile Sweden	(139)	(45)	(167)	(106)	(725)
Total EBITDA	(175)	(20)	(393)	(94)	(712)

Depreciation and amortization 1)	107	27	266	42	116
Write-downs	—	—	—	—	75
Operating loss	(282)	(47)	(659)	(136)	(903)

Of which:
Telenor Pakistan	(201)	(20)	(580)	(33)	(78)
ProMonte GSM	58	26	88	26	24
Telenor Mobile Sweden	(139)	(53)	(167)	(129)	(849)
1) Of which amortization of Telenor’s net excess values	20	7	60	7	32

Investments
Capex	307	25	1,364	1,854	2,026
Investments in businesses	—	540	—	540	541

No. of subscriptions (in thousands)
Telenor Pakistan			1,200	—	—
ProMonte GSM			394	340	279
Telenor Mobile Sweden			97	96	105

Other mobile operations include Telenor Pakistan, ProMonte GSM and Telenor Mobile Sweden. The operation in Pakistan was established in the second quarter of 2004. ProMonte GSM was an associated company up until 12 August 2004, at which time Telenor acquired the remaining shares. Compared to the second quarter of 2005, the Norwegian Krone depreciated by approximately 2% against the Pakistani Rupee and appreciated by approximately 2% against the Euro, the functional currency of ProMonte GSM, in the third quarter of 2005. The Norwegian Krone appreciated by approximately 9% against the Swedish Krone in the third quarter of 2005 compared to the third quarter of 2004.
Telenor Pakistan
•	At the end of the third quarter, Telenor Pakistan had 1.2 million subscriptions and an estimated market share of 7%.
•	The increase in EBITDA, compared to the second quarter of 2005, was primarily due to growth in revenues and the fact that the second quarter of 2005 to a higher extent was affected by costs related to the launch.
•	Capital expenditure in the third quarter amounted to NOK 299 million and was related to further development of the mobile network.
ProMonte GSM — Montenegro
•	The number of subscriptions increased by 91,000 during the third quarter of 2005 due to the tourist season.
•	ProMonte GSM’s estimated market share at the end of the third quarter of 2005 was 59% compared to 58% at the end of the second quarter of 2005.
•	The EBITDA margin in the third quarter was 54%.
Telenor Mobile Sweden
•	The increased EBITDA loss in the third quarter of 2005 was due to a further provision of NOK 123 million for loss on the MVNO agreement in Sweden. Subsequent to making this provision, the remaining value of the prepaid fixed amount in the balance sheet at 30 September 2005, was NOK 137 million. The further provision for loss was related to fewer subscriptions than previously assumed, and the depreciation of the Swedish Krone against the Norwegian Krone.

FIXED

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
Norway	4,151	4,282	12,681	13,192	17,545
Other operations	840	419	1,694	1,362	1,829
Eliminations	(27)	(26)	(87)	(79)	(118)
Total revenues 1)	4,964	4,675	14,288	14,475	19,256

1) Of which internal revenues	588	427	1,571	1,316	1,823

EBITDA	1,430	1,515	4,342	4,778	6,338
Depreciation and amortization 1)	874	855	2,386	2,706	3,573
Write-downs 2)	(2)	—	(22)	—	40
Operating profit	558	660	1,978	2,072	2,725

1) Of which amortization of Telenor’s net excess values	69	1	72	1	7
2) Of which write-downs of Telenor’s net excess values	(3)	—	(34)	—	(22)

EBITDA/Total revenues (%)	28.8	32.4	30.4	33.0	32.9
Operating profit/Total revenues (%)	11.2	14.1	13.8	14.3	14.2
Capex	602	419	1,539	1,182	1,791
Investments in businesses	5,792	—	5,836	96	105

•	In the third quarter of 2005, investments in businesses were related to the acquisitions of Brebandsbolaget and Cybercity. For further information, please refer to the section on business combinations on page 9.

•	In the third quarter of 2005, NOK 135 million were expensed as costs for workforce reductions in Fixed-Norway and Telenor AB.

FIXED – NORWAY

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
Telephony (PSTN/ISDN)	1,743	1,959	5,481	6,259	8,268
ADSL/Internett	534	444	1,503	1,287	1,753
Data services	250	259	725	773	1,022
Other revenues	357	428	1,099	1,270	1,656
Total retail revenues	2,884	3,090	8,808	9,589	12,699

Wholesale revenues	1,267	1,192	3,873	3,603	4,846
Total revenues 1)	4,151	4,282	12,681	13,192	17,545

1) Of which internal revenues	582	428	1,567	1,320	1,842

EBITDA	1,354	1,523	4,324	4,760	6,330
Depreciation and amortization 1)	652	778	2,015	2,477	3,251
Write-downs 2)	(2)	—	(24)	—	2
Operating profit	704	745	2,333	2,283	3,077

1) Of which amortization of Telenor’s net excess values	—	1	—	1	2
2) Of which write-downs of Telenor’s net excess values	(3)	—	(34)	—	2

EBITDA/Total revenues (%)	32.6	35.6	34.1	36.1	36.1
Operating profit/
Total revenues (%)	17.0	17.4	18.4	17.3	17.5
Capex	412	346	1,252	1,016	1,473
Investments in businesses	—	—	44	1	2
No. of PSTN subscriptions (in thousands)			1,118	1,196	1,182
No. of ISDN subscriptions (lines in thousands)			1,276	1,498	1,449
No. of ADSL subscriptions (in thousands)			444	270	326

•	The trend from previous quarters continued, with an increase in the number of ADSL subscriptions and a reduction in the number of PSTN/ISDN subscriptions. The number of ADSL subscriptions increased by 29,000 to 444,000, while the number of PSTN/ISDN subscriptions decreased by 53,000 to 1,650,000, a reduction of 185,000 from the third quarter of 2004.

•	At the end of the third quarter of 2005, Telenor’s estimated market share for ADSL was 59%, compared to 60% at the end of the second quarter of 2005. Telenor’s estimated market share, measured in traffic minutes, was 66% at the end of the third quarter of 2005, a decrease of 1 percentage point from the end of the third quarter of 2004.

•	Revenues decreased by 3.1%. The decrease in revenues from telephony (PSTN/ISDN), data revenues and other retail revenues was not fully offset by increased revenues from ADSL/Internet and increased wholesale revenues.

•	Revenues from telephony (PSTN/ISDN) decreased as a result of a reduction in the number of subscriptions and lower traffic volumes. The number of subscriptions decreased primarily as a result of the migration to broadband telephony with other fixed network operators, as well as a reduction in the total market for fixed network subscriptions. The reduction in traffic volumes was primarily related to the decrease in the number of subscriptions.

•	Revenues from ADSL/Internet increased due to growth in the number of ADSL subscriptions. This was partially offset by lower revenues from Internet traffic and Internet subscriptions.

•	The decrease in revenues from data services was due to price reductions and a shift in the product portfolio towards products with lower margins.

•	Other retail revenues decreased primarily due to a decrease in revenues from leased lines and operation of telephony solutions. This was partially offset by increased revenues from sale of services to other operations.

•	Increased wholesale revenues were primarily related to increased revenues from leased lines, operator access and contractor services.

•	In the third quarter of 2005, NOK 115 million were expensed as costs for workforce reductions. The EBITDA margin before other income and expenses decreased by 0.9 percentage points. The decrease in revenues was not fully offset by cost reductions. Increased revenues from the sale of low-margin services to other operations in Telenor also contributed to a decrease in the EBITDA margin.

•	The decrease in depreciation and amortization was primarily due to lower capital expenditure in recent years.

FIXED — OTHER OPERATIONS

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
Fixed — Sweden	654	376	1,420	1,232	1,654
Fixed — Denmark	142	—	142	—	—
Other countries/eliminations *)	44	43	132	130	175
Total revenues 1)	840	419	1,694	1,362	1,829

1) Of which internal revenues	33	26	91	76	99

EBITDA
Fixed — Sweden	31	(9)	(25)	12	9
Fixed — Denmark	48	—	48	—	—
Other countries/eliminations *)	(5)	3	(4)	10	6
Total EBITDA	74	(6)	19	22	15

Depreciation and amortization 1)	222	77	370	229	322
Write-downs 2)	—	—	3	—	38
Operating loss	(148)	(83)	(354)	(207)	(345)

Of which:
Fixed — Sweden	(134)	(74)	(317)	(179)	(289)
Fixed — Denmark	2	—	2	—	—
Other countries/eliminations *)	(16)	(9)	(39)	(28)	(56)
1) Of which amortization of Telenor’s net excess values	69	—	72	—	5
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	(24)

Capex
Fixed — Sweden	142	58	230	145	279
Fixed — Denmark	40	—	40	—	—
Other countries *)	8	15	17	21	39

*	Other countries include operations in the Czech Republic and Slovakia.

Fixed — Sweden
•	In the third quarter, Bredbandsbolaget’s revenues and EBITDA amounted to NOK 308 million and NOK 89 million, respectively. Capital expenditure amounted to NOK 105 million. In the third quarter of 2005, Bredbandsbolaget experienced a growth in the number of DSL subscriptions of 11,000, reaching a total of 200,000 DSL subscriptions.
•	Revenues in Telenor AB decreased, primarily due to a decrease in data revenues as a result of price reductions and a shift in the product portfolio towards products with lower prices.
•	Increased EBITDA-loss at Telenor AB was due to a decrease in the gross margin as a result of decreased revenues and a shift in the product portfolio towards products with a lower margin. In addition, NOK 20 million were expensed in costs for workforce reductions.
Fixed — Denmark
•	In the third quarter of 2005, Cybercity experienced a growth in the number DSL subscriptions of 11,000, reaching a total of 109,000 DSL subscriptions.

BROADCAST

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
Distribution	1,139	1,072	3,425	3,197	4,309
Transmission	299	303	894	916	1,211
Other	77	109	246	322	461
Eliminations	(123)	(154)	(382)	(464)	(635)
Total revenues 1)	1,392	1,330	4,183	3,971	5,346

1) Of which internal revenues	33	33	96	101	135

EBITDA
Distribution	216	213	671	623	749
Transmission	181	183	530	497	688
Other/Eliminations	(3)	29	(16)	46	61
Total EBITDA	394	425	1,185	1,166	1,498

Depreciation and amortization 1)	133	173	410	534	704
Write-downs 2)	—	—	4	—	44
Operating profit	261	252	771	632	750

Of which:
Distribution	159	117	481	306	302
Transmission	111	110	324	291	409
Other/Eliminations	(9)	25	(34)	35	39
1)Of which amortization of Telenor’s net excess values	14	16	42	47	63
2)Of which write-downs of Telenor’s net excess values	—	—	—	—	25

EBITDA/Total revenues (%)	28.3	32.0	28.3	29.4	28.0
Operating profit/Total revenues (%)	18.8	18.9	18.4	15.9	14.0
Capex	116	716	259	809	880
Investments in businesses	17	—	17	—	—
No. of DTH pay-TV subscribers (in thousands)			876	800	824
No. of Cable TV subscribers (in thousands)			636	614	624
No. of households in small antenna networks (in thousands)			1,184	1,190	1,212
No. of Cable TV Internet access (in thousands)			53	38	44

•	In the third quarter, the number of DTH pay-TV subscribers increased by 23,000 and the number of cable TV Internet accesses increased by 3,000. The number of Cable TV subscribers increased by 17,000, which largely were a result of conversions of small antenna TV network subscriptions.
•	In the third quarter, Norsk Televisjon AS (NTV), which is jointly owned by Broadcast, the TV2 Group and NRK, applied for a licence for operation and maintenance of a digital terrestrial network (DTT) in Norway. NTV was the only applicant.
•	In the third quarter of 2005, Broadcast entered into an agreement for the purchase a new satellite with 24 transponders to replace the satellite Thor II, which has 14 transponders. Broadcast expects to take over the satellite in the fourth quarter of 2007. Total payments in the period until takeover is expected to be NOK 1.2 billion.
BROADCAST — DISTRIBUTION
•	The increase in revenues was primarily due to the growth in the number of subscribers, partially offset by the effects of the appreciation of the Norwegian Krone against the Swedish Krone and the Danish Krone.
•	The decrease in the EBITDA margin was primarily due to increased sales and acquisition costs (decoders, marketing and commissions) and higher cost relating to content. This was partially offset by a reduction in the purchase of internal services at Broadcast.
•	Depreciation and amortization decreased due to fully depreciated DTH decoders and fully depreciated fixed assets in the cable TV operation.
•	Capital expenditure was mainly related to upgrades of the cable TV network in Norway.
•	In Sweden, the shut-down of the terrestrial analogue network for TV distribution commenced in the third quarter. During 2005, approximately 200,000–250,000 households are expected to lose their analogue TV signals. Alternative ways of TV distribution will be cable, DTH or DTT.
BROADCAST — TRANSMISSION
•	Reduced revenues at Transmission were due to lower satellite revenues as a result of the transition from analogue to digital distribution. This was partially offset by increased revenues from terrestrial broadcasting.
•	Increased depreciation and amortization, relating to investments in satellite capacity in August 2004, was offset by decreased depreciation due to an increase in the estimated useful life of certain fixed assets in Norkring, with effect from 1 January 2005.
BROADCAST — OTHER
•	The decrease in revenues and EBITDA was related to lower revenues from sales of internal services at Broadcast.

OTHER UNITS

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
EDB Business Partner	1,217	1,042	3,733	3,133	4,287
Satellite Services	610	595	1,791	1,812	2,385
Venture	123	213	364	675	901
Corporate functions and Group activities	517	515	1,702	1,596	2,154
Other	(1)	28	26	160	174
Eliminations	(46)	(97)	(187)	(297)	(361)
Total revenues 1)	2,420	2,296	7,429	7,079	9,540

1) Of which internal revenues	647	717	2,238	2,161	2,929

EBITDA
EDB Business Partner	224	188	588	782	978
Satellite Services	115	84	273	312	409
Venture	7	62	12	60	130
Corporate functions and Group activities	67	(79)	27	(249)	(417)
Other/eliminations	10	(52)	(3)	(12)	14
Total EBITDA	423	203	897	893	1,114

Depreciation and amortization 1)	258	240	770	732	975
Write-downs 2)	—	37	—	41	43
Operating profit (loss)	165	(74)	127	120	96

Of which:
EDB Business Partner	120	121	281	606	736
Satellite Services	48	17	78	108	133
Venture	3	55	(1)	34	97
Corporate functions and Group activities	(16)	(178)	(228)	(541)	(809)
Other/eliminations	10	(89)	(3)	(87)	(61)
1)Of which amortization of Telenor’s net excess values	3	2	7	6	8
2)Of which write-downs of Telenor’s net excess values	—	—	—	2	3

Investments
Capex	193	99	511	428	697
Investments in businesses	15	104	285	567	1,329

EDB BUSINESS PARTNER
•	As at 30 September 2005, the assets in the Telecom operations were sold with a gain before taxes of NOK 25 million, which contributed to the increase in EBITDA.
•	Revenues increased by 17%. The growth was mainly related to acquisition of operations from IBM and Capgemini, made in the fourth quarter of 2004.
•	Depreciation and amortization increased as a result of a shift from operating leases to own investments, as well as an increase in capital expenditure as a result of higher activity.
SATELLITE SERVICES
•	The increase in revenues and operating profit was primarily due to growth within satellite services and communication (VSAT), and the effect of acquired operations. The operating profit was also positively affected by a decrease in operating expenses. Revenues and operating profit were negatively affected by the strengthening of the Norwegian Krone against the US Dollar and lower volumes and prices in the Inmarsat segment. In the third quarter of 2004, revenues and operating profit were negatively affected by a downward adjustment of project revenues.
VENTURE
•	The decrease in revenues was primarily due to the effects of disposal of operations in 2004.
•	In the third quarter of 2005 and 2004, the operating profit included net gains on disposal of operations of NOK 8 million and NOK 63 million, respectively. A positive development was registered with respect to profits and market share in Opplysningen AS.
CORPORATE FUNCTIONS AND GROUP ACTIVITIES
•	The increase in EBITDA was due to a sales gain on property of NOK 29 million, a decrease in operation and maintenance expenses within the property operation, lower project activity, and the fact that the third quarter of 2004 included costs related to the Telenor Groups merger of several IT operating environments.
•	Depreciation and amortisation decreased due to buildings being sold.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP
Depreciation, amortization and write-downs

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Depreciation of tangible assets 1)	2,120	2,036	6,075	5,923	7,737
Amortization of other intangible assets 2)	782	683	2,282	2,011	2,900
Total depreciation and amortization	2,902	2,719	8,357	7,934	10,637

Write-downs of tangible and other intangible assets	7	6	35	8	282
Write-downs of goodwill	(3)	—	(34)	2	3,129
Write-downs of other intangible assets	—	35	—	35	120
Total write-downs	4	41	1	45	3,531
Total depreciation, amortization and write-downs	2,906	2,760	8,358	7,979	14,168

1) Specification of depreciation of tangible assets
Telenor Mobil — Norway	171	212	502	570	781
Sonofon — Denmark	102	152	324	362	340
Kyivstar — Ukraine	231	79	641	209	301
Pannon GSM — Hungary	147	172	455	523	689
DiGi.Com — Malaysia	224	200	662	592	779
GrameenPhone — Bangladesh	98	57	252	138	205
Other mobile operations	47	10	119	12	32
Fixed	774	778	2,131	2,415	3,173
Broadcast	116	148	360	463	605
Other operations	210	223	629	655	838
Eliminations	—	5	—	(16)	(6)
Total depreciation of tangible assets	2,120	2,036	6,075	5,923	7,737

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

2) Specification of amortization of other intangible assets
Telenor Mobil — Norway	53	55	165	211	282
Sonofon — Denmark	206	216	665	551	850
Kyivstar — Ukraine	91	66	243	189	255
Pannon GSM — Hungary	147	153	431	460	605
DiGi.Com — Malaysia	31	31	103	94	123
GrameenPhone — Bangladesh	8	2	21	5	11
Other mobile operations	61	16	147	30	83
Fixed	100	77	255	291	399
Broadcast	17	25	50	71	99
Other operations	48	17	141	77	136
Eliminations	20	25	61	32	57
Total amortization of other intangible assets	782	683	2,282	2,011	2,900

•	In general, depreciation and amortization is affected by changes in exchange rates and investment levels in the previous quarters.

•	The increase in depreciation and amortization in Kyivstar was primarily due to increased capital expenditure and the fact that some network components are likely to require replacement earlier than originally anticipated due to the strong growth the company is experiencing.

•	ProMonte GSM was consolidated with effect from 12 August 2004 and Telenor Pakistan opened its mobile network for commercial services on 15 March 2005. This generated increased depreciation and amortization in Other mobile operations. Bredbandsbolaget and Cybercity were consoli-dated with effect from 8 July and 5 July 2005, respectively. This increased depreciation and amortization in Fixed.
Associated companies

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Telenor’s share of 1)
Net income after taxes	454	347	1,214	915	1,055
Amortization of Telenor’s net excess values	(12)	(24)	(42)	(86)	(101)
Gains (losses)on disposal of ownership interests	(7)	8	(4)	17	32
Net result from associated companies	435	331	1,168	846	986

1)	The figures are partially based on Telenor’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “Net result from associated companies”. The table includes Telenor’s share of net income in Sonofon until 12 February 2004 and ProMonte GSM until 12 August 2004. Thereafter these companies are consolidated as subsidiaries.

•	At the end of the third quarter of 2005, Telenor’s ownership interest in VimpelCom in Russia was 29.9%. The value of Telenor’s share of the company based on the quoted share price as at 30 September 2005 was NOK 17.8 billion. According to telecom analysts, VimpelCom had approximately 40 million mobile subscriptions at the end of the third quarter of 2005.

•	Telenor’s direct and indirect ownership interest in DTAC in Thailand was 40.3% at the end of the third quarter of 2005. The value of Telenor’s share of the company based on the quoted share price as at 30 September 2005 was NOK 3.9 billion. At the end of August 2005, the number of mobile subscriptions in DTAC was approximately 8.3 million.
Financial items

	Third quarter		First three quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Financial income	84	116	299	335	496
Financial expenses	(356)	(388)	(1,073)	(1,224)	(1,561)
Net forreign currency gain (loss)	50	12	202	(27)	(87)
Change in fair value of financial instruments *)	97	—	86	—	—
Net gains (losses) and write-downs	3	22	487	2,652	2,673
Net financial items	(122)	(238)	1	1,736	1,521

Gross interest expenses	(367)	(399)	(1,104)	(1,222)	(1,582)
Net interest expenses	(308)	(293)	(913)	(929)	(1,199)

*)	The comparative figures for 2004 are not restated to the principles in IAS 39

•	Decreased financial income was primarily due to reduced interest income as a consequence of a decline in interest rates in the market and a lower level of liquid assets.

•	Decreased financial expenses were primarily due to lower average interest rates on the debt portfolio.

•	Net foreign currency gain was primarily due to gains on debt in subsidiaries outside Norway

•	Change in fair value of financial instruments was primarily related to interest rate derivatives used for economic hedge of interest-bearing liabilities that do not fulfil the requirements for hedge accounting.
Taxes
•	The nominal Norwegian corporate income tax rate is 28%. The effective tax rate for the Telenor Group for the fiscal year 2005 is estimated at 30% of profit before taxes and minority interests. The estimated effective tax rate is affected by taxes related to companies outside Norway and non-deductible expenses.

•	The actual effective tax rate for 2005 may deviate from the estimated rate.

Balance sheet and cash flow
•	Total assets as of 30 September 2005 increased by NOK 4.8 billion compared to 30 June 2005, primarily due to the acquisitions of Bredbandsbolaget and Cybercity in July 2005. See below for more information about net assets and goodwill related to these acquisitions.

•	Decreased liquid assets were due to the payment for the shares in Bredbandsbolaget and Cybercity. Net interest-bearing liabilities increased by NOK 4.0 billion in the quarter to NOK 21.8 billion as of 30 September 2005, of which the effect of the purchase and consolidation of Bredbandsbolaget and Cybercity contributed NOK 6.9 billion.

•	Translation differences to equity in the third quarter of 2005 was primarily related to Pannon GSM, due to the appreciation of the Hungarian Forint compared to the Norwegian Krone in the quarter.

•	During the third quarter of 2005, Telenor purchased its own shares in the market for NOK 0.4 billion. If Telenor’s Annual General Meeting in 2006 approves redemption of shares owned by the Kingdom of Norway corresponding to Telenor’s repurchase of own shares in the market in the second and third quarter of 2005, in such a way that the Kingdom of Norway’s ownership interest remains unchanged, shareholders equity will be reduced by an additional NOK 0.9 billion at the time of the Annual General Meeting.

BUSINESS COMBINATIONS
Two significant business combinations have been effected in the third quarter of 2005.
Bredbandsbolaget, Sweden
On 8 July, Telenor acquired 100% of the issued share capital of Bredbandsbolaget (Bredbandsbolaget Holding AB and its subsidiaries) for a cash consideration of NOK 4.5 billion. The value was set based on fair value after negotiations between the parties. The transaction has been accounted for by the acquisition method of accounting.
Bredbandsbolaget offers high-speed broadband for Internet access, tele-phony, digital-TV and add-on broadband services.
The initial purchase price allocation has been determined only provisionally due to not completed valuation by independent financial experts of the fair values of assets acquired and liabilities assumed. The preliminary net assets acquired in the transaction, and the goodwill arising, are as follows:

	Bredbandsbolaget’s	Estimated
	carrying amount	fair value	Estimated
(NOK in millions)	before transaction	adjustment	fair value

Property, plant & equipment	661	(240)	421
Software/other intangible assets	352	71	423
Customer base	599	(310)	289
Trademarks	—	158	158
Deferred tax assets	252	(236)	16
Currents assets excl. cash	230	—	230
Cash and cash equivalents	239	—	239
Deferred tax liability	(168)	90	(78)
Long-term liabilities	(1,050)	—	(1,050)
Short-term liabilities	(436)	—	(436)
Net assets	679	(467)	212

Goodwill			4,267
Total consideration, satisfied by cash			4,479

The goodwill arising on the acquisition of Bredbandsbolaget is attributable to the anticipated profitability of its operations and to the anticipated synergies.
Bredbandsbolaget contributed NOK 308 million in revenues and a loss of NOK 11 million to the Telenor Group’s profit before tax for the period between the date of acquisition and 30 September 2005. This includes the results from the company and amortization of fair value adjustments, but does not include Telenor’s interest expenses related to the financing of the acquisition.

Cybercity, Denmark
On 5 July, Telenor acquired 100% of the issued share capital of Esplanaden Holding A/S for a cash consideration of NOK 1.3 billion. The value was set based on fair value after negotiations between the parties. Esplanaden Holding A/S owns 100% of the shares in Cybercity A/S. The transaction has been accounted for by the acquisition method of accounting.
Cybercity develops, manages and sells broadband solutions and network-based products such as security and VPN products for residential and business customers in Denmark.
The initial purchase price allocation has been determined only provisionally due to not completed valuation by independent financial experts of the fair values of assets acquired and liabilities assumed. The preliminary net assets acquired in the transaction, and the goodwill arising, are as follows:

	Cybercity’s	Estimated
	carrying amount	fair value	Estimated
(NOK in millions)	before transaction	adjustment	fair value

Property, plant & equipment	235	(86)	149
Software/other intangible assets	50	40	90
Customer base	—	215	215
Trademarks	—	92	92
Deferred tax assets	55	(55)	—
Currents Assets excl. cash	82	—	82
Cash and cash equivalents	42	—	42
Deferred tax liability	—	(73)	(73)
Long-term liabilities	(155)	—	(155)
Short-term liabilities	(200)	—	(200)
Net assets	109	133	242

Goodwill			1.071
Total consideration, satisfied by cash			1.313

The goodwill arising on the acquisition of Cybercity is attributable to the anticipated profitability of its operations and to the anticipated synergies.
Cybercity contributed NOK 142 million in revenues and a loss of NOK 1 million to the Telenor Group’s profit before tax for the period between the date of acquisition and 30 September 2005. This includes the results from the company and amortization of fair value adjustments, but does not include Telenor’s interest expenses related to the financing of the acquisition.

Pro forma Information
If the acquisitions had been completed on 1 January 2005, total Telenor Group revenues and profit before taxes and minority interests for the first nine months of 2005 would have been NOK 50,838 million and NOK 9,614 million, respectively. These results are adjusted for Telenor’s interest expenses and amortization of fair value adjustments and the results in the period prior to the acquisition. The pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the results that might have been generated had the acquisitions been in effect in the period, or of future results.
On 26 October, Thai Telco Holdings (TTH), a 49% subsidiary of Telenor, completed the purchase of a 39.9% stake in United Telecommunications Industry PCL (UCOM) for a cash consideration of THB 9.2 billion. UCOM holds a 41.6% ownership interest in the Thai mobile company Total Access Communication PCL (DTAC). Prior to this acquisition, Telenor had an ownership interest of 29.9% in DTAC and 24.9% in UCOM, and Telenor will consolidate DTAC and UCOM from the fourth quarter of 2005.
TTH and Telenor Asia Pte Ltd (Offerors) will make a mandatory unconditional cash offer to acquire all the ordinary shares of DTAC, for USD 3.1465 per share. TTH will make a mandatory general offer for the remaining shares of UCOM not owned by TTH at a price of THB 53.00 per share. UCOM has received irrevocable purchase offers for the company’s core assets from parties external to Telenor. This does not include UCOM’s shares in DTAC. The irrevocable offer is valid until 20 April 2006.
DTAC is Thailand’s second largest mobile operator. DTAC’s shares are listed on the Singapore Stock Exchange and UCOM’s shares are listed on the Thailand Stock Exchange. DTAC, which currently has a GSM 1800 and AMPS 800 concession, offers mobile voice, roaming and value-added services to its customers through contract and prepaid tariff plans. DTAC’s non-voice services include mobile Internet services based on WAP and EDGE.
The acquisition of the 39.9% stake in UCOM was effected on 26 October. Consequently, the purchase price allocation has not been conducted and it is impracticable to provide profit and loss and balance sheet information according to IFRS for DTAC and UCOM in this third quarter report.
US GAAP
•	Telenor had net income in accordance with General Accepted Accounting Principles in the United States (US GAAP) of NOK 2,225 million in the third quarter of 2005 compared to net income in accordance with IFRS of NOK 2,200 million.

OUTLOOK FOR 2005
•	Telenor maintains its outlook for 2005 as presented in Telenor’s report for the second quarter of 2005.

•	Compared to 2004, a continued high growth in revenues and EBITDA is expected for the mobile operations as a whole.

•	In Fixed — Norway, revenues and EBITDA are expected to continue to decrease. The strong growth in the number of ADSL subscriptions is expected to continue, but this does not fully offset the expected decrease in revenues from PSTN/ISDN.

•	In Broadcast, we expect EBITDA in line with 2004.

•	High capital expenditure is expected in the fourth quarter of 2005, in which capital expenditure as a proportion of revenues is expected to slightly exceed 2004 levels.

•	An increasing share of Telenor’s revenues and results come from operations outside Norway. Currency fluctuations will to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, might also influence the results.

•	Compared to 2004, Telenor expects that overall profits, adjusted for special items, will grow in 2005.
The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2005” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s 2004 Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).
Oslo, 26 October 2005
The Board of Directors of Telenor ASA

IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Regulations of the European Union (EU) require that publicly listed companies within the EU prepare their consolidated financial statements in accordance with “International Financial Reporting Standards” (IFRS) by 2005. Due to the European Economic Area (EEA) agreement, Norwegian listed companies will also be required to follow IFRS. Telenor’s first IFRS financial statements will be for the year ending 31 December 2005 and will include the comparative period for 2004. Starting in the first quarter of 2005, Telenor will provide unaudited financial information in accordance with IFRS including comparable figures for 2004.
Telenor has made an evaluation of the differences between Telenor’s accounting principles according to Norwegian Generally Accepted Accounting Principles (N GAAP) and IFRS principles based on management’s current understanding of these standards. There is inherent uncertainty around the interpretation and implementation of IFRS. Accordingly, new pronouncements and interpretations may be issued during 2005, which could affect the final IFRS figures for 2004 and the interim figures for 2005. Consequently, changes in the company’s understanding of IFRS may result in revisions or other differences than those identified below. The figures are not audited. Audited figures will be reported in the financial statements for the year ended 31 December 2005.
The tables below show the estimated effects on net income and equity of implementing IFRS as from 1 January 2004. The accounting principles according to N GAAP are found in the annual report for 2004. The main changes in accounting principles when preparing Telenor’s financial statements according to IFRS and Comments to the various effects on net income and equity are provided in Telenor’s first quarter report for 2005.

Profit and loss 2004	First	Second	Third	Fourth	Year
(NOK in millions)	quarter	quarter	quarter	quarter	2004

Net income (loss) — NGAAP	2,801	1,410	1,399	(252)	5,358
Amortization of goodwill, negative goodwill	213	245	247	234	939
Depreciation and amortization — other	13	(7)	4	53	63
Write-down of goodwill	—	—	—	(935)	(935)
Pensions	24	24	23	24	95
Asset Retirement Obligations	(10)	(11)	(12)	(13)	(46)
Share-based compensation	(4)	(5)	(5)	(5)	(19)
Sale of software	11	2	23	15	51
Associated companies	92	79	39	58	268
Adjusted gains	20	(6)	5	15	34
Tax on IFRS adjustments	(21)	(6)	(20)	(8)	(55)
Minority interests	(9)	(16)	(20)	(32)	(76)
Total adjustments	330	299	284	(594)	319
Net income (loss) — IFRS	3,131	1,709	1,683	(846)	5,677

Equity
(NOK in millions)	01.01.2004	31.03.2004	30.06.2004	30.09.2004	31.12.2004

Shareholders equity — NGAAP	37,237	40,083	40,130	41,248	37,594
Amortization of goodwill, negative goodwill	343	556	801	1,048	1,282
Depreciation and amortization — other	—	13	6	10	63
Write-down of goodwill	—	—	—	—	(935)
Business Combinations	—	622	622	786	622
Pensions	(1,825)	(1,801)	(1,777)	(1,754)	(1,730)
Asset Retirement Obligations	(296)	(306)	(317)	(329)	(342)
Share-based compensation	—	—	—	—	—
Sale of software	(267)	(256)	(254)	(231)	(216)
Associated companies	(139)	(47)	32	71	129
Adjusted gains and translation differences	—	(57)	(49)	(93)	(66)
Tax on IFRS adjustments	595	574	568	548	540
Dividends	1,776	1,776	—	—	2,602
Minority interests	226	218	202	182	150
Total adjustments	413	1,292	(166)	238	2,099
Shareholders equity — IFRS	37,650	41,375	39,964	41,486	39,693

Reconciliation of shareholders’ equity for the Telenor Group from 31 December 2004 to 1 January 2005 due to the implementation of IAS 39.
IAS 39 “Financial Instruments: Recognition and Measurement” was implemented as of 1 January 2005. Up to and including 31 December 2004, Telenor accounted for Financial Instruments according to N GAAP.

(NOK in millions)
Shareholders’ equity 31 December 2004	39,693

Derivative instruments at fair value
— cash flow hedges	13
— derivatives not qualifying as hedges	(289)
Shares available-for-sale at estimated fair value *)	753
Tax on the changes	(16)
Minority’s share	(8)
Total adjustments	453
Shareholders’ equity 1 January 2005	40,146

*)	Estimated fair value of shares available-for-sale is increased by NOK 295 million compared to the equity reconciliation presented in Telenor’s first quarter report for 2005 due to new information about conditions as of 1 January 2005.

PROFIT AND LOSS STATEMENT

Telenor group	Third quarter	First three quarters			Year
(NOK in millions except net income per share)	2005	2004	2005	2004	2004

Revenues	17,641	15,608	49,453	45,079	60,701
Costs of materials and traffic charges	4,561	4,169	12,912	11,751	16,050
Own work capitalized	(141)	(103)	(449)	(391)	(557)
Salaries and personnel costs	2,412	2,212	7,510	7,232	9,970
Other operating expenses	4,211	3,658	12,233	10,218	13,871
Other (income) and expenses	220	17	133	(132)	410
Depreciation and amortization	2,902	2,719	8,357	7,934	10,637
Write-downs	4	41	1	45	3,531

Operating profit	3,472	2,895	8,756	8,422	6,789

Associated companies	435	331	1,168	846	986
Net financial items	(122)	(238)	1	1,736	1,521
Profit before taxes and minority interests	3,785	2,988	9,925	11,004	9,296

Taxes	(1,136)	(926)	(2,978)	(3,447)	(2,299)
Profit before minority interests	2,649	2,062	6,947	7,557	6,997

Minority interests	(449)	(379)	(996)	(1,034)	(1,320)
Net income	2,200	1,683	5,951	6,523	5,677

Net income per share in NOK (basic), excluding treasury shares	1.30	0.97	3.47	3.72	3.25
Net income per share in NOK (diluted), excluding treasury shares	1.29	0.97	3.46	3.72	3.25

US GAAP
Net income	2,225	1,649	5,754	6,209	5,639
Net income per share in NOK (basic), excluding treasury shares	1.31	0.95	3.35	3.54	3.22
Net income per share in NOK (diluted), excluding treasury shares	1.31	0.95	3.35	3.54	3.22

BALANCE SHEET

Telenor group	30/09/2005	30.06.2005	30.09.2004	31.12.2004
(NOK in millions)

Deferred tax assets	1,482	2,115	1,791	3,520
Goodwill	18,273	12,816	16,303	13,355
Intangible assets	11,389	10,229	10,933	11,076
Tangible assets	40,688	39,292	38,120	37,543
Associated companies	8,320	7,832	6,801	6,602
Other financial assets	3,277	3,505	2,414	1,250

Total fixed assets	83,429	75,789	76,362	73,346

Accounts receivable	7,146	6,523	6,748	6,104
Other current assets	8,205	7,229	5,933	6,713
Liquid assets	6,444	10,900	4,405	5,398

Total current assets	21,795	24,652	17,086	18,215

Total assets	105,224	100,441	93,448	91,561

Shareholders equity	42,285	39,880	41,486	39,693
Minority interests	5,198	4,630	4,160	3,946

Total equity and minority interests	47,483	44,510	45,646	43,639

Pension obligations	2,419	2,302	2,262	2,313
Deferred tax liabilities	2,290	2,050	1,836	2,292
Other provisions	903	864	929	891

Provisions	5,612	5,216	5,027	5,496

Long-term interest-bearing liabilities	22,406	22,359	22,322	20,602
Long-term non-interest-bearing liabilities	542	556	723	573

Total long-term liabilities	22,948	22,915	23,045	21,175

Short-term interest-bearing liabilities	6,592	7,269	2,679	3,991
Accounts payable	5,402	4,471	3,788	3,806
Short-term non-interest-bearing liabilities	17,187	16,060	13,263	13,454

Total short-term liabilities	29,181	27,800	19,730	21,251

Total equity and liabilities	105,224	100,441	93,448	91,561

USGAAP
Shareholders equity	44,900	42,670	43,782	42,430

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
				Cumulative
	Total paid	Other	Retained	translation		Minority
(NOK in millions)	capital	reserves	earnings	differences	Total	interest	Total equity

Balance as of 1 January 2004 - Restated according to IFRS	29,311	(732)	9,071	—	37,650	3,420	41,070
Translation differences	—	—	—	(768)	(768)	(419)	(1,187)
Business combinations and increased ownership interests in subsidiaries	—	618	—	—	618	—	618
Equity adjustments in associated companies	—	62	—	—	62	—	62
Tax on items taken directly to or transferred from equity	—	—	—	163	163	—	163
Net income (loss) recognized directly in equity	—	680	—	(605)	75	(419)	(344)

Profit for the year 2004	—	—	5,677	—	5,677	1,320	6,997
Total recognized income and expense for the period	—	680	5,677	(605)	5,752	901	6,653

Dividends	—	—	(1,764)	—	(1,764)	(373)	(2,137)
Share buy back	(2,020)	—	—	—	(2,020)	—	(2,020)
Sale of shares, share issue, and share options to employees	59	16	—	—	75	3	78
Transactions with shareholders in subsidiaries	—	—	—	—	—	(5)	(5)
Balance as of 31 December 2004	27,350	(36)	12,984	(605)	39,693	3,946	43,639

Total changes in accounting policy (IAS 39)	—	661	(208)	—	453	8	461
Adjusted equity as of 1 January 2005	27,350	625	12,776	(605)	40,146	3,954	44,100

Translation differences	—	—	—	108	108	292	400
Available-for-sale investments:
— Valuation gains (losses) taken to equity	—	1,319	—	—	1,319	15	1,334
— Transferred to profit or loss on sale	—	(371)	—	—	(371)	(8)	(379)
Cash flow hedges:
— Valuation gains (losses) taken to equity	—	(203)	—	—	(203)	—	(203)
— Transferred to profit or loss for the period	—	(13)	—	—	(13)	—	(13)
— Transferred to initial carrying amount of hedged items	—	209	—	—	209	—	209
Equity adjustments in associated companies	—	—	—	—	—	—	—
Tax on items taken directly to or transferred from equity	—	95	—	(129)	(34)	—	(34)
Net income (loss) recognized directly in equity	—	1,036	—	(21)	1,015	299	1,314

Profit for the period	—	—	5,951	—	5,951	996	6,947
Total recognized income and expenses for the period	27,350	1,661	18,727	(626)	47,112	5,249	52,361

Dividends	—	—	(2,595)	—	(2,595)	(170)	(2,765)
Share buy back	(2,267)	—	—	—	(2,267)	—	(2,267)
Sale of shares, share issue, and share options to employees	30	5	—	—	35	4	39
Transactions with shareholders in subsidiaries	—	—	—	—	—	115	115
Balance as of 30 September 2005	25,113	1,666	16,132	(626)	42,285	5,198	47,483

	Attributable to equity holders of the parent
				Cumulative
	Total paid	Other	Retained	translation		Minority
(NOK in millions)	capital	reserves	earnings	differences	Total	interest	Total equity

Balance as of 1 January 2004 - Restated according to IFRS	29,311	(732)	9,071	—	37,650	3,420	41,070
Translation differences	—	—	—	270	270	(7)	263
Business combinations and increased ownership interests in subsidiaries	—	786	—	—	786	—	786
Net income recognized directly in equity	—	786	—	270	1,056	(7)	1,049

Profit for the period	—	—	6,523	—	6,523	1,034	7,557
Total recognized income and expenses for the period	—	786	6,523	270	7,579	1,027	8,606

Share buy back	(2,020)	—	—	—	(2,020)	—	(2,020)
Dividends		(1,764)			(1,764)	(182)	(1,946)
Sale of shares, share issue, and share options to employees	27	14	—	—	41	—	41
Transactions with shareholders in subsidiaries	—	—	—	—	—	(105)	(105)
Balance as of 30 September 2004	27,318	(1,696)	15,594	270	41,486	4,160	45,646

CASH FLOW STATEMENT

Telenor group	3rd quarter		Three first quarters		Year
(NOK in millions)	2005	2004	2005	2004	2004

Profit before taxes and minority interests	3,785	2,988	9,925	11,004	9,296
Taxes paid	(294)	(670)	(728)	(1,242)	(1,516)
Net (gains) losses, including write-downs and change in fair value of financial items	(154)	(47)	(738)	(3,014)	(3,161)
Depreciation, amortization and write-downs	2,906	2,760	8,358	7,979	14,168
Associated companies	(435)	(331)	(1,168)	(846)	(986)
Difference between expensed and paid pensions	161	213	203	349	267
Currency (gains) losses not related to operating activities	(41)	(6)	(203)	23	57
Change in other accruals	528	282	532	(254)	866
Net cash flow from operating activities	6,456	5,189	16,181	13,999	18,991

Payments on purchase of tangible and intangible assets	(3,540)	(3,324)	(9,078)	(8,215)	(11,613)
Payments on purchase of subsidiaries and associated companies, net of cash received	(5,544)	(525)	(5,653)	(5,235)	(6,281)
Proceeds from sale of tangible and intangible assets and businesses, net of cash transferred	420	239	1,161	717	1,112
Proceeds from sale of and payments for other investments	(78)	(75)	1,000	3,054	3,751
Net cash flow from investment activities	(8,742)	(3,685)	(12,570)	(9,679)	(13,031)

Proceeds from and payments of interest-bearing liabilities	(525)	(1,280)	2,210	(3,826)	(4,311)
Issuance of shares and repayment of equity	23	4	47	26	33
Share buy back	(1,610)	(905)	(2,267)	(2,020)	(2,020)
Dividends paid to minority interests	—	(188)	(209)	(189)	(193)
Dividends paid to Telenor’s shareholders	(135)	(73)	(2,595)	(1,764)	(1,764)
Net cash flow from financing activities	(2,247)	(2,442)	(2,814)	(7,773)	(8,255)

Effect on cash and cash equivalents of changes in foreign exchange rates	25	(131)	155	(94)	(268)
Net change in cash and cash equivalents	(4,508)	(1,069)	952	(3,547)	(2,563)

Cash and cash equivalents at the beginning of the period	10,541	5,166	5,081	7,644	7,644
Cash and cash equivalents at the end of the period	6,033	4,097	6,033	4,097	5,081

	2003				2004				2005
ANALYTICAL INFORMATION	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Revenues (NOK in millions)	—	—	—	—	14,245	15,226	15,608	15,622	15,270	16,542	17,641
EBITDA (NOK in millions)	—	—	—	—	5,048	5,698	5,655	4,556	5,106	5,630	6,378
Operating profit (loss) (NOK in millions)	—	—	—	—	2,537	2,990	2,895	(1,633)	2,425	2,859	3,472
Profit (loss) before taxes and minority interests (NOK in millions)	—	—	—	—	5,033	2,983	2,988	(1,708)	2,815	3,325	3,785
Equity ratio including minority interests (%)	—	—	—	—	46.8	46.3	48.8	47.7	47.2	44.3	45.1
Net interest-bearing liabilities (NOK in millions)	26,139	25,317	21,584	17,817	19,297	21,973	20,596	19,195	15,933	17,814	21,838
Net interest-bearing liabilities/EBITDA excluding gains and losses last 12 months	1.8	1.6	1.3	1.0	1.0	1.1	1.0	0.9	0.8	0.9	1.0
Capex (NOK in millions)	1,230	1,314	1,460	2,450	1,471	4,012	3,140	4,122	3,360	2,923	3,720
Investments in businesses (NOK in millions)	23	268	9	263	3,749	294	644	1,122	50	264	5,824
No. of man-years	21,200	21,150	20,300	19,450	20,600	20,200	20,700	20,900	21,900	22,400	23,400
- of which outside Norway	8,700	8,700	8,100	7,450	8,650	8,750	9,450	9,500	10,600	11,100	12,400

MOBILE OPERATIONS*)
Telenor Mobil — Norway
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,342	2,330	2,364	2,364	2,378	2,451	2,562	2,645	2,635	2,687	2,736
No. of GSM subscriptions (in thousands)	2,294	2,285	2,324	2,327	2,346	2,422	2,536	2,623	2,635	2,687	2,736
- of which prepaid	1,093	1,091	1,120	1,099	1,091	1,118	1,178	1,228	1,218	1,267	1,285
Average traffic minutes per subscription per month (AMPU) in the quarter	168	179	182	176	179	187	187	182	175	191	186
Average revenue per subscription per month (ARPU) in the quarter	317	330	335	310	315	332	328	318	297	308	314
- of which contract	459	476	489	452	464	491	499	491	453	465	475
- of which prepaid	158	166	167	155	147	146	129	119	117	129	133
No. of SMS/MMS and content messages (in millions)	566	594	619	630	611	656	726	792	818	838	881
Sonofon — Denmark
No. of mobile subscriptions (in thousands)	—	—	—	—	987	1,203	1,253	1,275	1,232	1,250	1,261
- of which prepaid	—	—	—	—	250	451	485	462	413	420	420
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	147	157	139	151	153	182	183
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	250	233	219	207	229	253	243
- of which contract	—	—	—	—	287	291	281	267	284	306	292
- of which prepaid	—	—	—	—	135	111	120	111	126	146	146
No. of SMS/MMS and content messages (in millions)	—	—	—	—	479	545	588	687	722	716	747
Telenor Mobile Sweden
No. of mobile subscriptions (in thousands)	52	59	65	81	84	92	96	105	107	99	97
- of which prepaid	26	23	28	44	48	55	56	57	56	51	50
Average traffic minutes per subscription per month (AMPU) in the quarter	28	38	49	69	73	96	104	108	113	141	144
Average revenue per subscription per month (ARPU) in the quarter	120	155	172	175	169	181	182	169	164	167	164
- of which contract	195	239	252	248	252	262	265	241	215	216	215
- of which prepaid	45	49	56	103	106	122	125	117	121	121	115
Kyivstar — Ukraine
No. of mobile subscriptions (100% in thousands)	2,012	2,205	2,512	3,037	3,221	3,610	4,856	6,252	7,662	9,335	10,943
- of which prepaid	1,614	1,768	2,037	2,503	2,675	3,031	4,211	5,532	6,892	8,500	10,021
Average traffic minutes per subscription per month (AMPU) in the quarter	42	51	57	72	68	74	95	95	91	90	103
Average revenue per subscription per month (ARPU) in the quarter	77	87	98	93	84	93	95	68	53	62	66
- of which contract	168	176	203	200	191	213	223	184	165	187	200
- of which prepaid	55	65	73	70	62	69	72	52	40	49	53
Pannon — Hungary
No. of mobile subscriptions (in thousands)	2,514	2,514	2,564	2,618	2,596	2,588	2,595	2,770	2,792	2,824	2,856
- of which prepaid	1,989	1,981	2,019	2,023	1,977	1,935	1,886	1,991	1,955	1,915	1,894
Average traffic minutes per subscription per month (AMPU) in the quarter	104	110	113	116	111	121	127	131	125	143	145
Average revenue per subscription per month (ARPU) in the quarter	151	161	165	170	165	170	184	171	157	162	166
- of which contract	388	414	416	412	399	389	400	356	327	316	314
- of which prepaid	86	92	97	99	92	96	103	96	84	89	89
DiGi.Com — Malaysia
No. of mobile subscriptions (100% in thousands)	1,802	1,944	2,053	2,205	2,413	2,583	2,804	3,239	3,461	3,765	4,187
- of which prepaid	1,709	1,850	1,953	2,101	2,301	2,453	2,653	3,067	3,259	3,525	3,880
Average traffic minutes per subscription per month (AMPU) in the quarter	174	173	177	175	167	164	170	165	163	170	175
Average revenue per subscription per month (ARPU) in the quarter	121	110	115	115	113	107	110	98	92	99	100
- of which contract	294	309	326	318	312	312	297	238	233	216	192
- of which prepaid	111	99	105	105	104	97	100	90	84	93	93
GrameenPhone — Bangladesh
No. of mobile subscriptions (100% in thousands)	835	928	1,047	1,141	1,520	1,795	2,024	2,388	2,928	3,704	4,215
- of which prepaid	631	725	820	899	1,258	1,501	1,730	2,092	2,625	3,375	3,860
Average traffic minutes per subscription per month (AMPU) in the quarter	221	225	233	230	239	246	249	241	237	223	223
Average revenue per subscription per month (ARPU) in the quarter	133	132	141	128	120	106	103	87	81	69	65
- of which contract	274	282	332	319	331	287	302	257	288	284	282
- of which prepaid	86	87	88	76	71	69	67	60	54	47	45
Telenor Pakistan
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	—	—	344	836	1,200

ProMonte GSM — Montenegro
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	340	279	279	303	394
- of which prepaid	—	—	—	—	—	—	297	234	235	263	352
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	—	—	113	87	91	105	109
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	—	—	139	107	115	129	126
- of which contract	—	—	—	—	—	—	309	284	288	338	339
- of which prepaid	—	—	—	—	—	—	111	79	82	97	103
Associated companies
No. of mobile subscriptions (100% in thousands)	17,158	15,105	17,035	19,478	21,028	24,594	28,662	33,763	38,645	42,328	46,615

FIXED — Norway
Retail market
No. of PSTN subscriptions (in thousands)	1,449	1,427	1,381	1,308	1,248	1,219	1,196	1,182	1,165	1,139	1,118
No. of ISDN subscriptions (lines in thousands)	1,816	1,800	1,755	1,682	1,600	1,548	1,498	1,449	1,394	1,335	1,276
PSTN/ISDN generated traffic (million minutes)	4,268	3,876	3,454	3,787	3,725	3,279	2,851	3,171	2,848	2,644	2,289
Market share of PSTN/ISDN generated traffic (%)	68	68	68	68	67	68	67	67	67	67	66
No. of Online subscriptions residential market (in thousands)	315	304	301	294	286	276	263	241	215	197	182
No. of ADSL subscriptions residential market (in thousands)	114	124	139	163	191	214	245	286	339	364	388
No. of ADSL subscriptions business market Norway (in thousands)	7	10	11	14	17	21	25	40	46	51	56
Wholesale market
No. of PSTN subscriptions (in thousands)	11	12	42	104	151	170	180	188	192	200	202
No. of ISDN subscriptions (lines in thousands)	14	17	52	126	188	215	234	250	256	259	256
No. of ADSL subscriptions (in thousands)	21	31	41	56	76	86	90	91	77	87	97
No. of LLUB (in thousands)	53	59	68	80	96	108	123	145	172	192	209

BROADCAST
No. of television subscribers in the Nordic region
- DTH pay-TV subscribers (in thousands)	713	708	726	763	778	782	800	824	851	853	876
- Cable TV subscribers (in thousands)	575	590	594	604	605	611	614	624	616	619	636
- Households in small antenna TV-networks (in thousands)	1,130	1,049	1,100	1,098	1,132	1,161	1,190	1,212	1,197	1,205	1,184
- Cable TV Internet access (in thousands)	24	26	28	31	34	35	38	44	48	50	53

*) ARPU for 2003 has not been restated to comply with IFRS

THE OPERATIONS THIRD QUARTER

													Profit (loss)
													before taxes
	Total						Operating profit		Associated		Net financial		and minority
	revenues		of which external		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Telenor Mobil — Norway	3,121	3,009	2,822	2,698	1,218	1,103	990	833	10	1	11	15	1,011	849
Sonofon — Denmark	1,356	1,266	1,313	1,245	307	260	(1)	(109)	—	—	(44)	(55)	(45)	(164)
Kyivstar — Ukraine	2,076	1,229	2,074	1,228	1,148	772	826	627	—	—	(47)	(65)	779	562
Pannon GSM — Hungary	1,583	1,552	1,581	1,552	650	561	355	235	—	—	20	17	375	252
DiGi.Com — Malaysia	1,285	1,048	1,284	1,047	560	453	304	222	—	—	7	(32)	311	190
GrameenPhone — Bangladesh	775	598	775	598	441	383	334	325	—	—	(13)	1	321	326
Other mobile operations	324	143	282	116	(175)	(20)	(282)	(47)	437	294	(2)	(28)	153	219
Fixed	4,964	4,675	4,376	4,248	1,430	1,515	558	660	1	21	(150)	(102)	409	579
Broadcast	1,392	1,330	1,359	1,297	394	425	261	252	13	13	(58)	(116)	216	149
Other operations	2,420	2,296	1,773	1,579	423	203	165	(74)	(26)	2	(174)	611	(35)	539
Eliminations	(1,655)	(1,538)	2	—	(18)	—	(38)	(29)	—	—	328	(484)	290	(513)

Total	17,641	15,608	17,641	15,608	6,378	5,655	3,472	2,895	435	331	(122)	(238)	3,785	2,988
THE OPERATIONS THREE FIRST QUARTERS

													Profit (loss)
													before taxes
	Total						Operating profit		Associated		Net financial		and minority
	revenues		of which external		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Telenor Mobil — Norway	9,008	8,767	8,118	7,830	3,285	3,186	2,604	2,401	19	3	46	51	2,669	2,455
Sonofon — Denmark	3,857	3,161	3,759	3,128	868	665	(121)	(248)	—	—	(125)	(125)	(246)	(373)
Kyivstar — Ukraine	4,882	3,035	4,877	3,034	2,691	1,869	1,807	1,471	—	—	(80)	(134)	1,727	1,337
Pannon GSM — Hungary	4,496	4,397	4,490	4,394	1,651	1,673	762	690	—	—	59	18	821	708
DiGi.Com — Malaysia	3,480	2,942	3,478	2,939	1,510	1,289	743	603	—	—	(29)	(91)	714	512
GrameenPhone — Bangladesh	2,120	1,616	2,120	1,616	1,104	975	831	832	—	—	(29)	2	802	834
Other mobile operations	728	244	618	182	(393)	(94)	(659)	(136)	1,126	741	16	(39)	483	566
Fixed	14,288	14,475	12,717	13,159	4,342	4,778	1,978	2,072	25	62	(363)	(394)	1,640	1,740
Broadcast	4,183	3,971	4,087	3,870	1,185	1,166	771	632	60	37	210	(382)	1,041	287
Other operations	7,429	7,079	5,191	4,918	897	893	127	120	(63)	1	90	3,518	154	3,639
Eliminations	(5,018)	(4,608)	(2)	9	(26)	1	(87)	(15)	1	2	206	(688)	120	(701)

Total	49,453	45,079	49,453	45,079	17,114	16,401	8,756	8,422	1,168	846	1	1,736	9,925	11,004